UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CEC ENTERTAINMENT, INC.

(Names of Subject Company (Issuer))

Q MERGER SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

QUESO HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

APOLLO MANAGEMENT VIII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Q Merger Sub Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven A. Cohen

Ronald C. Chen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$946,665,414	$121,931
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 17,530,841 shares of common stock, par value $0.10 per share, at $54.00 per share. This includes (i) 16,971,366 shares of unrestricted common stock outstanding on the date hereof and (ii) 559,475 shares of restricted stock outstanding on the date hereof.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the Transaction Value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$121,931	Filing Party:	Q Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Queso Holdings Inc., a Delaware corporation (“Parent”), Q Merger Sub Inc. (the “Offeror”), a Kansas corporation and a wholly owned subsidiary of Parent, and Apollo Management VIII, L.P., a Delaware limited partnership, with the Securities and Exchange Commission on January 16, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror for all of the outstanding common stock, par value $0.10 per share (the “Common Stock”), and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc., a Kansas corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent, (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company at a price of $54.00 per share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 16, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 through 9 and ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by deleting and replacing in its entirety the paragraph under the question “Do you have the financial resources to make payment?” with the following:

Yes. We estimate that we will need approximately $1.3 billion to purchase Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance certain existing indebtedness of the Company at the closing of the Merger and to pay certain fees and expenses related to the transactions. The Offeror plans to issue and sell senior unsecured notes in a Rule 144A or other private placement on or prior to the closing of the Offer yielding at least $305 million in gross cash proceeds. Further, Parent has received a commitment from its lenders (the “Debt Commitment Letter”) to provide the Offeror, subject to certain conditions, with (i) senior secured credit facilities in an aggregate amount of $875 million, comprised of a $725 million term loan facility and a $150 million revolving loan facility, and (ii) if and to the extent the Offeror does not, or is unable to issue senior unsecured notes yielding at least $305 million in gross cash proceeds on or prior to the closing of the Offer, a new senior unsecured bridge facility of up to $305 million, less the amount of senior unsecured notes, if any, issued on or prior to the closing of the Offer. In addition, Parent has obtained an equity commitment letter from the Holding Partnership to Parent (the “Equity Commitment Letter”, and together with the Debt Commitment Letter, the “Commitment Letters”) which provides for up to $335 million of equity financing. The funding of such equity financing is subject to certain conditions set forth in the Equity Commitment Letter. See Section 9 –“Source and Amount of Funds” of this Offer to Purchase.

In the event that we do not enter into definitive financing agreements (“Definitive Financing Agreements”) in an amount such that the aggregate net proceeds contemplated by the Definitive Financing Agreements will be sufficient for Parent and the Offeror to consummate the Offer and the Merger and to pay all fees and expenses in connection therewith, which amount will be available to Parent at the closing of the Offer (the “Offer Closing”), we will not be obligated to purchase Shares in the Offer. In accordance with the position of the staff of the SEC, we expect to extend the Offer, if necessary, to ensure that at least five business days will remain prior to the Offer Expiration Date following disclosure of the entry into such Definitive Financing Agreements or the waiver of such condition, and notice will be disseminated in a manner reasonably calculated to inform security holders thereof.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by deleting and replacing in its entirety the reference to “third bullet” in the final paragraph under the question “Can the offer be extended and under what circumstances?” with “first and third bullets”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by deleting and replacing in its entirety the reference to “commitment letters” in the first bullet under the question “What are the most significant conditions to the Offer?” with “Definitive Financing Agreements”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by deleting and replacing in its entirety the reference to “defined in the Merger Agreement” in the fifth bullet under the question “What are the most significant conditions to the Offer?” with “hereinafter defined”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by deleting and replacing in its entirety the reference to “a majority of the stockholders of the Company” in the first paragraph under the question “If you do not complete the Offer, will you nevertheless complete the Merger?” with “the holders of a majority of the outstanding stock of the Company entitled to vote”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by deleting and replacing in its entirety the reference to “receipt of, or execution of definitive documents regarding, debt financing” in the first paragraph under the question “If you do not complete the Offer, will you nevertheless complete the Merger?” with “execution of definitive documents regarding debt financing”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by deleting and replacing in its entirety the reference to “Delaware” in the last sentence of the paragraph following the question “If I object to the Offer Price, will I have appraisal rights?” with “Kansas”.

The disclosure set forth in the Offer to Purchase under the caption Summary Term Sheet is hereby further amended by deleting and replacing in its entirety the reference to “Restricted Share” in the paragraph under the question “What will happen to my Restricted Shares in the Offer?” with “share of Common Stock of the Company subject to restrictions on transfer and vesting conditions (each “Restricted Share”)”.

The disclosure set forth in the Offer to Purchase under the caption Introduction is hereby amended by deleting and replacing in its entirety the reference to “Delaware General Corporation Law” in the third paragraph with “Kansas General Corporation Code”.

The disclosure set forth in the Offer to Purchase under the caption Introduction is hereby further amended by deleting and replacing in its entirety the reference to “is being mailed concurrently with this Offer to Purchase” in the sixth paragraph with “will be mailed to the stockholders of the Company”.

The disclosure set forth in the Offer to Purchase under Section 1 – “Terms of the Offer” is hereby amended by deleting in its entirety the sixth paragraph.

The disclosure set forth in the Offer to Purchase under Section 1 – “Terms of the Offer” is hereby further amended by deleting and replacing in its entirety the paragraph beginning “However, our option” with the following:

However, our option to extend the Offer pursuant to the second bullet above, and our obligation to extend the Offer pursuant to the first and third bullets above, are each subject to our right to terminate the Offer and instead pursue the Merger pursuant to the terms of the Merger Agreement. See Section 11 – “The Merger Agreement and Other Agreements.”

The disclosure set forth in the Offer to Purchase under the Section 4 – “Withdrawal Rights” is hereby amended by deleting and replacing in its entirety the reference to “Registrar and Transfer Company” in the second paragraph with “Computershare Trust Company, N.A.”.

The disclosure set forth in the Offer to Purchase under Section 7 – “Certain Information Concerning the Company” is hereby amended by adding “and except as specifically set forth herein” immediately before the reference to “the information concerning the Company” in the first sentence of the first paragraph.

The disclosure set forth in the Offer to Purchase under Section 8 – “Certain Information Concerning Management VIII, the Holding Partnership, Parent and Offeror” is hereby amended by deleting and replacing in its entirety the reference to “the Apollo Funds” in the second paragraph with “the Holding Partnership”.

The disclosure set forth in the Offer to Purchase under Section 9 – “Source and Amount of Funds” is hereby amended by deleting and replacing in its entirety the reference to “any such Apollo Fund” in the second paragraph following the heading “Equity Financing” with “the Holding Partnership”.

The disclosure set forth in the Offer to Purchase under Section 9 – “Source and Amount of Funds” is hereby further amended by adding “(the “Debt Financing”, and together with the Equity Financing, the “Financing”)” immediately after the reference to “set forth therein” in the first paragraph following the heading “Debt Financing”.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by adding “and is subject to, and qualified in its entirety by reference to, the underlying agreements” immediately after the reference to “the Offer” in the first paragraph.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby amended by adding “if any of the following occur (each, a “Conversion Event”)” immediately after the second reference to “Merger” in the second paragraph following the heading “The Merger”.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by deleting and replacing in its entirety the reference to “with respect to an Intervening Event” in the second bullet following the heading “The Merger” with “if, except in connection with a Takeover Proposal, an event, fact, circumstance, development or occurrence (an “Intervening Event”) that affects the business assets or operations of the Company that is unknown (and is not reasonably foreseeable) to the Company Board as of the date of the Merger Agreement becomes known to the Company Board prior to obtaining the Company Stockholder Approval and the Company Board has concluded in good faith, following consultation with its outside legal counsel, that it would be required to withdraw, modify or amend the Company Board Recommendation in order to comply with its fiduciary duties to the stockholders of the Company under applicable law”.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by deleting in its entirety the reference to “written material” in the sixth paragraph following the heading “Covenants” and the subheading “Go Shop; No Solicitation”.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by deleting and replacing in its entirety the reference to “Contract” in the second paragraph following the heading “Covenants” and the subheading “Change in Recommendation/Termination in Connection with a Superior Proposal” with “Company Acquisition Agreement”.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by deleting in its entirety the reference to “binding and irrevocable written and complete” in the third bullet following the heading “Covenants” and the subheading “Change in Recommendation/Termination in Connection with a Superior Proposal”.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by deleting and replacing in its entirety the reference to “On the date of the Merger Agreement, the Company will file with the Secretary of State of the State of Kansas pursuant to Section 17-6401(g) of the KGCC a certificate of designation in respect of preferred stock of the relating thereto” in the paragraph following the heading “Covenants” and the subheading “Rights Plan” with “On January 16, 2014, the Company filed with the Secretary of State of the State of Kansas pursuant to Section 17-6401(g) of the KGCC a Certificate of Designation in respect of the Series B Junior Participating Preferred Stock relating thereto”.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by adding the following immediately after the first paragraph following the heading “Covenants” and the subheading “Financing”:

For purposes of the Merger Agreement, the “Marketing Period” is defined as the first period of 15 consecutive calendar days after January 15, 2014 (i) throughout and at the end of which Parent shall have certain financial information required to be provided by the Company under the Merger Agreement (such information, the “Required Information”) and (ii) with respect to the Marketing Period as it applies to the closing of the Merger, throughout and at the end of which the conditions to the obligations of Parent and Merger Sub to effect the Merger (other than those conditions that by their nature can only be satisfied at the closing of the Merger), shall be satisfied and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the closing of the Merger were to be scheduled for any time during such 15 consecutive calendar day period; provided that such 15 consecutive calendar day period shall exclude July 3, 2014 and July 4, 2014. Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall end on any earlier date prior to the expiration of the 15 consecutive calendar day period described above if our debt financing is consummated on such earlier date; and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such 15 consecutive calendar day period: (i) the Company’s independent accountant shall have withdrawn its audit opinion with respect to any financial statements contained in the Company’s most recently filed Annual Report on Form 10-K, in which case the Marketing Period shall not be deemed to commence unless, at the earliest, and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by the independent accountant or another independent public accounting firm reasonably acceptable to Parent; (ii) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or any such restatement is under active consideration, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; (iii) any Required Information would not satisfy the requirements under the Merger Agreement at any time during such 15 consecutive calendar day period or otherwise does not include the “Required Information” as required under the Merger Agreement; or (iv) the Company shall have failed to file any report or other document required to be filed with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained therein in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, such reports have been filed.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by adding “(subject to certain exceptions relating to the completion of the Marketing Period)” immediately following the reference to “(B) Parent fails to close the Merger by the second business day after satisfaction of the conditions of the Merger” in item 4c following the heading “Termination of the Merger Agreement”.

The disclosure set forth in the Offer to Purchase under Section 11 – “The Merger Agreement and Other Agreements” is hereby further amended by deleting and replacing in its entirety the reference to “Company Termination Fee and reimbursement of expenses” in the second paragraph following the heading “Termination Fees and Expenses” and the subheading “Liability Cap” with “Parent Termination Fee”.

The disclosure set forth in the Offer to Purchase under Section 12 – “Purpose of the Offer; Plans for the Company” is hereby amended by deleting and replacing in its entirety the reference to “a majority of the Company’s stockholders” in the third paragraph with “the holders of a majority of the outstanding shares of the Company entitled to vote”.

The disclosure set forth in the Offer to Purchase under Section 12 – “Purpose of the Offer; Plans for the Company” is hereby further amended by deleting replacing in its entirety the sixth paragraph with the following:

Following the election or appointment of Parent’s designees to the Company Board and until the Effective Time, if Parent’s designees constitute a majority of the Company Board, the approval of a majority of the directors who are independent for purposes of Rule 10A-3 under the Exchange Act (or of the sole such independent director if there is only one such independent director) shall be required for the Company to authorize: (i) any consent or action by the Company required under the Merger Agreement, including termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement or of the Company’s Second Restated Articles of Incorporation or Amended and Restated Bylaws, (iii) any extension of the time for performance of any obligation or action under the Merger Agreement by Parent or Merger Sub, (iv) any waiver of compliance with any covenant of Parent or Merger Sub or any waiver of any other agreements or conditions contained in the Merger Agreement for the benefit of the Company or (v) any exercise of the Company’s rights or remedies under the Merger Agreement or any action seeking to enforce any obligation of Parent or Merger Sub under the Merger Agreement.

The disclosure set forth in the Offer to Purchase under Section 13 – “Certain Effects of the Offer” is hereby amended by deleting and replacing in its entirety the third paragraph with the following:

Stock Quotation. The shares of Common Stock are currently listed on the NYSE. Immediately following the consummation of the Merger (which is expected to occur immediately following the Offer Closing), the shares of Common Stock will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be the Offeror. The NYSE requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Parent and the Offeror currently intend to seek to cause the Surviving Corporation to terminate the registration of the shares of Common Stock under the Exchange Act and listing of Shares on the NYSE as soon after the Effective Time as the requirements for termination of registration and listing are met. However, we may seek to terminate such registration and listing after the Offer Expiration Date but before the Effective Time of the Merger depending on a variety of factors, including the number of Shares tendered and expected consummation date for the Merger.

The disclosure set forth in the Offer to Purchase under Section 15 – “Certain Legal Matters; Regulatory Approvals” is hereby amended by deleting and replacing in its entirety the penultimate paragraph with the following:

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Apollo Investment Fund VIII, L.P. of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Apollo Investment Fund VIII, L.P. filed a Premerger Notification and Report Form with the FTC and Antitrust Division on January 17, 2014. Unless it is extended, the 15 calendar day waiting period will expire on February 3, 2014 at 11:59 p.m. The Company will also file a Premerger Notification and Report Form with the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by Apollo Investment Fund VIII, L.P. with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with Apollo Investment Fund VIII, L.P.’s consent. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor its failure to respond to a request for additional documents and information issued to Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if the Offeror owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2014

Q Merger Sub Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Queso Holdings Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Apollo Management VIII, L.P.

By:	AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).*

(a)(1)(G)	Summary Advertisement published in the Wall Street Journal and dated January 16, 2014.*

(b)(1)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of January 15, 2014, by and among Q Merger Sub Inc., Queso Holdings Inc. and CEC Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).*

(d)(2)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc.*

(d)(3)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings, Inc.*

(g)	None.

(h)	None.

*	previously filed